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SEC Mail Processing

FEB 27 2023

Washington, DC

SEC FILE NUMBER
8-48501

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TECKMEYER FINANCIAL SERVICES, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11104 JOHN GALT BOULEVARD
(No. and Street)

OMAHA	NE	68137
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

THOMAS TECKMEYER	402-331-8600	tom@teckmeyerfinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

HENJES, CONNER & WILLIAMS, P.C.
(Name – if individual, state last, first, and middle name)

P.O. BOX 1937	DAKOTA DUNES	SD	57049
(Address)	(City)	(State)	(Zip Code)

9/24/2003	108
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS TECKMEYER, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TECKMEYER FINANCIAL SERVICES, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

GENERAL NOTARY - State of Nebraska
SCO... C. TAYLOR
My Comm. Exp. August 31, 2023

Signature: Thomas Teckmeyer

Title:
PRESIDENT

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TECKMEYER FINANCIAL SERVICES, L.L.C.

FINANCIAL STATEMENTS

DECEMBER 31, 2022

TECKMEYER FINANCIAL SERVICES, L.L.C.
TABLE OF CONTENTS

HENJES, CONNER &
WILLIAMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

PO BOX 1937
801 STEVENS PORT DR
DAKOTA DUNES, SD 57049

P: (605) 242-3900
(800) 274-3931
F: (605) 242-3901

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
Teckmeyer Financial Services, L.L.C.
Omaha, Nebraska

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TECKMEYER FINANCIAL SERVICES, L.L.C. (a Nebraska limited liability company), as of December 31, 2022, the related statements of income and changes in members' equity, cash flows, and changes in liabilities subordinated to claims of general creditors, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Teckmeyer Financial Services, L.L.C. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Teckmeyer Financial Services, L.L.C.'s management. Our responsibility is to express an opinion on Teckmeyer Financial Services, L.L.C.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Teckmeyer Financial Services, L.L.C. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental schedules on pages 13 through 16 have been subjected to audit procedures performed in conjunction with the audit of Teckmeyer Financial Services, L.L.C.'s financial statements. The supplemental information is the responsibility of Teckmeyer Financial Services, L.L.C.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Henjes, Conner & Williams, PC

Certified Public Accountants

We have served as Teckmeyer Financial Services, L.L.C.'s auditor since 2014.

Dakota Dunes, South Dakota
February 23, 2023

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	795,554
Commissions receivable	108,605
Interest receivable	82
Prepaid expenses	22,232
Total current assets	926,473
FURNITURE AND EQUIPMENT	
Furniture and fixtures	56,716
Office equipment	24,201
Computer equipment	79,032
	159,949
Less accumulated depreciation	(139,259)
Net furniture and equipment	20,690
OTHER ASSETS	
Deposit with clearing organization	25,000
TOTAL ASSETS	972,163

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	19,095
Salaries and commissions accrued	58,632
Payroll taxes accrued	5,299
Profit sharing accrued	50,000
Total current liabilities	133,026
MEMBERS' EQUITY	839,137
TOTAL LIABILITIES AND MEMBERS' EQUITY	972,163

See accompanying notes to financial statements.

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY
YEAR ENDING DECEMBER 31, 2022

REVENUES	
Commissions	49,624
Mutual fund fees	1,300,821
Asset management fees	503,974
Other revenue	49,844
Total revenues	1,904,263
EXPENSES	
Advertising	8,624
Auto expense	2,016
Business development	769
Commissions	882,744
Computer	28,744
Contract labor	53,179
Correspondent fees	30,875
Depreciation	5,009
Donations	3,100
Dues and subscriptions	1,826
Entertainment and travel	4,265
Insurance	59,858
Miscellaneous	10,765
Postage and printing	6,046
Professional fees	19,340
Promotions	6,066
Regulatory fees	14,572
Rent	58,571
Repairs and maintenance	10,840
Retirement plan	67,846
Salaries	254,188
Supplies	4,815
Taxes	44,142
Telephone	16,210
Total expenses	1,594,410
INCOME FROM OPERATIONS	309,853
OTHER INCOME	
Interest income	6,332
NET INCOME	316,185

See accompanying notes to financial statements.

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY
YEAR ENDING DECEMBER 31, 2022

MEMBERS' EQUITY, beginning	777,952
Net income	316,185
Distributions	(255,000)
MEMBERS' EQUITY, ending	839,137

See accompanying notes to financial statements.

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF CASH FLOWS
YEAR ENDING DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES	
Commissions and fees received	1,861,926
Other income received	49,844
Interest received	6,252
Cash provided by operating activities	1,918,022
Cash paid for salaries and commissions	1,154,881
Cash paid for operating expenses	443,966
Cash disbursed for operating activities	1,598,847
Net cash provided by operating activities	319,175
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of furniture and equipment	(13,559)
Net cash used in investing activities	(13,559)
CASH FLOWS FROM FINANCING ACTIVITIES	
Members' distributions	(255,000)
Net cash used in financing activities	(255,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	50,616
CASH AND CASH EQUIVALENTS, beginning of year	744,938
CASH AND CASH EQUIVALENTS, end of year	795,554

See accompanying notes to financial statements.

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF CASH FLOWS
YEAR ENDING DECEMBER 31, 2022

Reconciliation Of Net Income To Net Cash Provided By Operating Activities	
Net income	316,185
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	5,008
(Increase) decrease in:	
Commissions receivable	7,507
Interest receivable	(80)
Prepaid expenses	3,866
Increase (decrease) in:	
Accounts payable	7,902
Salaries and commissions accrued	(17,948)
Payroll taxes accrued	(1,098)
401(k) withholding payable	(2,167)
Total adjustments	2,990
Net cash provided by operating activities	319,175

See accompanying notes to financial statements.

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
YEAR ENDING DECEMBER 31, 2022

SUBORDINATED LIABILITIES, DECEMBER 31, 2021	- 0 -
Increases	- 0 -
Decreases	- 0 -
SUBORDINATED LIABILITIES, December 31, 2022	- 0 -

See accompanying notes to financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Teckmeyer Financial Services, L.L.C. (the Company), is registered as a broker dealer under the Securities Exchange Act of 1934.

The Company is a brokerage firm located in Omaha, Nebraska, whose principal business activity is the trading of securities and mutual funds on behalf of clients. The Company's revenues are derived primarily from commission revenues from the trading of these securities and mutual funds. It is regulated by the Securities Exchange Commission (SEC) and is under the jurisdiction of the Financial Industry Regulatory Authority (FINRA). FINRA is the largest independent regulator of securities firms doing business in the United States.

Organization

Teckmeyer Financial Services, L.L.C., is organized as a limited liability company in the state of Nebraska. The period of duration or life of the Company is 30 years ending May 1, 2025.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less (temporary investments) to be cash equivalents.

Revenue Recognition

The Company earns revenue from third party clients for providing services as a distributor of mutual funds and other investment products. Commission revenue includes revenue earned on mutual fund sales that are recognized on a trade-date basis and trailer fee revenue that is recognized on an accrual basis as these fees are earned.

The Company also earns revenue from asset management fees. Asset management fees are received quarterly, but are recognized on an accrual basis as these fees are earned.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commissions Receivable

Commissions receivable have been adjusted for all known uncollectible accounts. No allowance for bad debts is considered necessary at year end.

	12/31/2022	12/31/2021
Commissions Receivable:	$108,605	$116,112

Furniture and Equipment

Furniture and equipment are stated at cost. Major expenditures for property and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

Depreciation

The Company provides for depreciation of furniture and equipment using annual rates which are sufficient to amortize the cost of depreciable assets using the straight-line method over their estimated useful lives, which range from 3 - 10 years.

Income Taxes

The Company has elected, with the consent of the members, to be treated as an S corporation under the Internal Revenue Code for income tax purposes. Therefore, the income and expenses of the Company are reported on the individual member's personal income tax returns. Accordingly, the financial statements do not include any provision for income taxes.

The Company has adopted the provisions of FASB-ASC 740-10, *Accounting for Uncertain Tax Positions*. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. Management does not expect the interpretation will have a material impact (if any) on its results from operations or financial position.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $8,624 for the year ended December 31, 2022.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Compensated Absences

Full-time, year-round employees are entitled to paid vacation depending on the length of service and other factors. Accrued vacation pay at December 31, 2022, was deemed immaterial and not accrued.

NOTE 2. LEASES

The Company conducts its operations with office space under an operating lease agreement which is currently on a month-to-month basis, and the current monthly rent amount is $4,486. The total rent expense for the above agreement for the year ended December 31, 2022, was $58,571.

NOTE 3. RETIREMENT PLAN

The Company maintains a 401(k)-salary reduction plan for all eligible employees. Employees are eligible to participate in the plan upon completion of one year of service. Employer contributions are made based on a percentage of the participants' wages. The Company's expense was $17,846 for the year ended December 31, 2022.

The Company also maintains a profit-sharing plan for all eligible employees with a minimum of one year of service. Employer contributions are determined by an annual resolution of the members based on eligible compensation. The Company's expense was $50,000 for the year ended December 31, 2022.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that members' equity may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2022, the Company had net capital of $730,548, which was $680,548 in excess of its required net capital. The Company's net capital ratio of aggregate indebtedness to net capital was .1821 to 1 as of December 31, 2022.

NOTE 5. CONCENTRATION OF CREDIT RISK

The Federal Deposit Insurance Corporation (FDIC) insures balances up to $250,000. At times, the balances in the Company's accounts may exceed this limit.

The Company is a member of Securities Investor Protection Corporation (SIPC), a non-profit organization that assists investors when a brokerage firm closes due to bankruptcy or other financial difficulties. SIPC works to return customers' cash, stock and other securities, and other customer property that may be missing from their account. It does

NOTE 5. CONCENTRATION OF CREDIT RISK (Continued)

not cover individuals who sold worthless stocks and other securities but rather helps customers when stocks and other securities are stolen or put at risk when a brokerage fails for other reasons. Securities in accounts transacted by the Company are protected in accordance with SIPC rules up to $500,000, including $250,000 cash.

The Company is engaged in various brokerage activities in which counterparties primarily include broker dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 6. COMMITMENTS

There were no outstanding commitments, contingencies or guarantees as of December 31, 2022.

NOTE 7. SUBSEQUENT EVENT

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 23, 2023, the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

SCHEDULE I

TECKMEYER FINANCIAL SERVICES, L.L.C.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND
NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2022

AGGREGATE INDEBTEDNESS		
Total liabilities		133,026
NET CAPITAL		
Total members' equity		839,137
Less nonallowable assets and deductions		
Receivables	53,861	
Prepaid expenses	23,993	
Furniture and equipment, net	20,690	
		98,544
Net capital before haircuts on securities positions		740,593
Haircuts on securities		10,045
Total net capital		730,548
COMPUTATION OF BASIC CAPITAL REQUIREMENT		
Minimum net capital required (greater of $50,000 or 6 ⅔% of aggregate indebtedness)		50,000
Net capital exceeding requirements		680,548
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		18.21%

SCHEDULE II

TECKMEYER FINANCIAL SERVICES, L.L.C.
RECONCILIATION OF NET CAPITAL AND AGGREGATE
INDEBTEDNESS PER AUDIT REPORT TO CLIENT'S FOCUS REPORT
AS OF DECEMBER 31, 2022

Aggregate indebtedness per audit report	133,026
Aggregate indebtedness per FOCUS report	133,026
Difference	- 0 -
Net capital per audit	680,548
Net capital per FOCUS report	680,548
Difference	- 0 -

TECKMEYER FINANCIAL SERVICES, L.L.C.
COMPUTATION OF THE RESERVE REQUIREMENTS
DECEMBER 31, 2022

Teckmeyer Financial Services, L.L.C., is exempt from Rule 15c3-3 under its following rule section:

(k)(2)(ii) - All customer transactions cleared through another broker dealer on a fully disclosed basis.

TECKMEYER FINANCIAL SERVICES, L.L.C.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
DECEMBER 31, 2022

Teckmeyer Financial Services, L.L.C., is exempt from Rule 15c3-3 under its following rule section:

(k)(2)(ii) - All customer transactions cleared through another broker dealer on a fully disclosed basis.

HENJES, CONNER &
WILLIAMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

PO BOX 1937
801 STEVENS PORT DR
DAKOTA DUNES, SD 57049

P: (605) 242-3900
(800) 274-3931
F: (605) 242-3901

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
of Teckmeyer Financial Services, L.L.C.

We have reviewed management's statements, included in the accompanying Exemption Report, in which Teckmeyer Financial Services, L.L.C. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Teckmeyer Financial Services, L.L.C. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) "All customer transactions cleared through another broker-dealer on a fully disclosed basis" (the "exemption provisions") and (2) Teckmeyer Financial Services, L.L.C. stated that Teckmeyer Financial Services, L.L.C. met the identified exemption provisions throughout the most recent fiscal year without exception. Teckmeyer Financial Services, L.L.C.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Teckmeyer Financial Services, L.L.C.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Henjes, Conner &
Williams, PC
Certified Public Accountants

Dakota Dunes, South Dakota
February 23, 2023

TECKMEYER FINANCIAL
SERVICES L.L.C.SM
INVESTMENTS BASED ON PRINCIPLE

Teckmeyer Financial Services' Exemption Report

Teckmeyer Financial Services (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii); Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.
(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Teckmeyer Financial Services

I, Thomas Teckmeyer, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Thomas N. Teckmeyer
Thomas N. Teckmeyer
President

11104 John Galt Blvd. ▪ Omaha, NE 68137 ▪ (402) 331-8600 ▪ Fax (402) 331-1866 ▪ (800) 905-7526 ▪ www.TeckmeyerFinancial.com

HENJES, CONNER &
WILLIAMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

PO BOX 1937
801 STEVENS PORT DR
DAKOTA DUNES, SD 57049

P: (605) 242-3900
(800) 274-3931
F: (605) 242-3901

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Managers
Teckmeyer Financial Services, L.L.C.
Omaha, Nebraska

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC- 7) for the year ended December 31, 2022. Management of Teckmeyer Financial Services, L.L.C. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Henjes, Conner & Williams, PC

Certified Public Accountants

Dakota Dunes, South Dakota
February 23, 2023

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended ______________

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

TECKMEYER FINANCIAL SERVICES LLC
11104 JOHN GALT BLVD
OMAHA, NE 68137

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A.	General Assessment (item 2e from page 2)	$74.44
B.	Less payment made with SIPC-6 filed (**exclude interest**) 7-23-22 (Date Paid)	(37.98)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	36.46
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$36.46

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $______________

H. Overpayment carried forward $(______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TECKMEYER FINANCIAL SERVICES LLC
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the 21ST day of JANUARY, 20 23.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1-2022
and ending 12-31-2022

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $1,910,594

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 1,826,404

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ 34,566

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $49,624

2e. General Assessment @ .0015 $74.44

(to page 1, line 2.A.)

HENJES, CONNER &
WILLIAMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

PO BOX 1937
801 STEVENS PORT DR
DAKOTA DUNES, SD 57049

P: (605) 242-3900
(800) 274-3931
F: (605) 242-3901

To the Board of Managers
Teckmeyer Financial Services, L.L.C.

In connection with our audit of the financial statements and supplemental information of TECKMEYER FINANCIAL SERVICES, L.L.C. for the year ended December 31, 2022, and have issued our report thereon dated February 23, 2023. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during 2022. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both (1) most important to the portrayal of the Company's financial condition and results and (2) require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by Teckmeyer Financial Services, L.L.C. in its 2022 financial statements are described in Note 1 to the financial statements and relate to the policies the Company uses to determine when revenue is recognized.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. The Company's critical accounting estimate affecting the financial statements was:

Management's estimate of commissions receivable is based on management's review of commissions earned and not received at year end. We evaluated the key factors and assumptions used to develop the commissions receivable amount in determining that it is reasonable in relation to the financial statements taken as a whole.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Related-Party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you. We noted no bias in the selection and application of accounting principles or in the calculation of accounting estimates. The financial statements and disclosures are neutral, consistent, and clear.

Auditor's Report

In connection with our audit of the financial statements, we have provided you a draft of our auditor's report and have discussed with you the responsibilities of management, procedures performed, and the basis for our opinion.

Exceptions to Exemption Provisions

In connection with our review of the Company's Exemption Report, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents Computation of Aggregate Indebtedness and Net Capital and Reconciliation of Aggregate Indebtedness and Net Capital per Audit Report to Focus Report that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with AS 2701, *Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of the Audit Committee, Board of Managers, and management of Teckmeyer Financial Services, L.L.C. and is not intended to be, and should not be, used by anyone other than these specified parties.

Henjes, Conner & Williams, PC
Certified Public Accountants

Dakota Dunes, South Dakota
February 23, 2023

HENJES, CONNER &
WILLIAMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

PO BOX 1937
801 STEVENS PORT DR
DAKOTA DUNES, SD 57049

P: (605) 242-3900
(800) 274-3931
F: (605) 242-3901

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES ON ANTI-MONEY LAUNDERING COMPLIANCE PROGRAM

To the Board of Managers
Teckmeyer Financial Services, L.L.C.
Omaha, Nebraska

We have performed the procedures described in the attached schedule on TECKMEYER FINANCIAL SERVICES, L.L.C.'s compliance with the Anti-Money Laundering (AML) Compliance Program as required by the Bank Secrecy Act (31 USC 5311, et seq.) and its implementing regulations and FINRA Rule 3310 (AML Compliance Program), during the year ended December 31, 2022. Teckmeyer Financial Services, L.L.C.'s management is responsible for Teckmeyer Financial Services, L.L.C.'s compliance with those requirements.

Teckmeyer Financial Services, L.L.C. has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of evaluating Teckmeyer Financial Services, L.L.C.'s compliance with the AML requirements for the year ended December 31, 2022. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes.

The procedures and associated findings are described in the attached report.

We were engaged by Teckmeyer Financial Services, L.L.C. to perform this engagement to apply agreed-upon procedures and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an audit or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the financial statements of Teckmeyer Financial Services, L.L.C. as of December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of Teckmeyer Financial Services, L.L.C. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Teckmeyer Financial Services, L.L.C. and regulatory agencies, and is not intended to be and should not be used by anyone other than those specified parties.

Henjes, Conner & Williams, PC

Certified Public Accountants

Dakota Dunes, South Dakota
February 23, 2023

TECKMEYER FINANCIAL SERVICES, L.L.C.

AGREED-UPON PROCEDURES

DECEMBER 31, 2022

Review Written Supervisory Procedures and Staff Compliance with Rules

Teckmeyer Financial Services, L.L.C. has implemented an Anti-Money Laundering (AML) Program. The Program establishes the systems and internal controls which Teckmeyer Financial Services, L.L.C. utilizes to prevent and detect money laundering.

We reviewed the Company's AML program to determine if the policy included all required elements.

Results

The Company's policy covered the elements required by AML regulations.

Suggestions for Improvement

The policy should be updated for change in personnel to name the appropriate responsible parties.

Review Financial Crimes Enforcement Network (FinCEN) Requests

The Financial Crimes Enforcement Network (FinCEN) sends periodic 314(a) requests to the Company. Upon receiving a request the Company is required to search its records to determine whether it has accounts for, or has engaged in transactions with, any specified individual, entity, or organization named in the FinCEN's request. Annually, the Company also compares their complete customer database against the list.

We reviewed the FinCEN reports received by the Company for 2022 which are maintained on the Company's server. We inquired regarding the procedures to determine they checked them against the list of customers.

Results

Per the Company there were no matches indicated on any of the reports. All reports are being maintained as required by the regulations.

Review Suspicious Activity Reporting

Upon discovery of any suspicious activity the Company is required to report the activity on one of the following reports:

1. Suspicious Activity Report (SAR-SF)
2. Currency Transaction Report (CTR)
3. Currency and Monetary Instrument Transportation Report (CMIR)
4. Foreign Bank and Financial Accounts Report (FBAR)

Results

The Company had no situations that required filing any of the reports listed above.

TECKMEYER FINANCIAL SERVICES, L.L.C.

AGREED-UPON PROCEDURES

DECEMBER 31, 2022

Review Notification to Customers

All customers must be informed, prior to opening an account, and annually thereafter, that their identification will be verified. We reviewed the privacy notice posted on their website and the sign posted in the client waiting area.

Results

The Company appears to be providing the required notifications to each customer.

Review Procedures to Open New Accounts

All new customers must complete an application and provide evidence of their identity to open a new account. The new customers must be checked against the Office of Foreign Assets Control's list of Specially Designated Nationals (OFAC SDN.) The new customers are also checked against various other databases to help verify their identity (using RemitPro.). Various issues, such as social security number or home address not matching, will return a "review" or "fail" status which will require them to review the data. The broker will gather additional information before determining if the client provided information needs to be changed or is accurate as reported. The broker will then determine whether to open the account for the new customer and will sign off on the RemitPro report.

Results

The sample of new account applications we tested showed that the brokers collected the appropriate identifying information, the applications were approved by a supervisor, and the identity of the applicant was verified and checked against the appropriate databases. No matches to the OFAC list were noted during 2022. The reports showing the check against the RemitPro databases are maintained for each new account opened.

Suggestions for Improvement

If a RemitPro report indicates a "fail" status, the report is reviewed by the broker and additional information is gathered to determine the proper identity of the individual. There is typically no documentation of the additional information/explanation gathered or why the broker has determined that the identity of the individual is accurate. We recommend that when RemitPro shows items with a "fail" status, that those items are investigated timely and conclusions reached should be documented with a brief note to the file. Any changes to the identifying information should be supported by documentary evidence and/or the RemitPro report should be rerun to show the identifying information matches the database after changes have been made.

Review Policies for Suspicious Activity Monitoring

The Company accepts no cash, but they do monitor the account opening process (shown above), deposits, transfers, and wires to and from accounts. Their policy includes a list of red flag items for the employees to watch for when working with their customers.

Results

Per inquiry of client suspicious activity monitoring is included in AML training. The wire transfers and ACH requests for each month note a broker signature showing approval of all wire transfers. The wire transfers and ACH transactions tested were approved by the client and proper documentation is maintained.

Suggestions for Improvement

It is the client's policy to send a letter to any client who sends them a check made payable to Teckmeyer instead of the investment company. In that letter they tell the client to send all future checks made payable to the investment company instead. We noted one instance where that letter was not sent or no copy of the letter was maintained. We suggest that the client put controls in place to review the blotter each month and verify that the appropriate letters were sent.

AML Recordkeeping

The Company is required to keep all documents related to AML recordkeeping for five years. This includes all instances of suspicious activity, information on customer identity and verification, monitoring of customer accounts and transactions, records related to customers listed on OFAC SDN list and FinCEN requests.

Results

Per inquiry of client and review of current files it appears they are keeping all of the required documents for the proper period of time.

Review the Training Program

The Company must develop an ongoing employee training program as part of their AML program. The Company's program requires training related to AML on an annual basis.

Results

The Company's written training plan indicated that all agents should receive AML training in 2022. We reviewed documentation for the agents showing that they had completed the required AML training.